UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Dune Acquisition Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

265334102
(CUSIP Number)

June 29, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

CUSIP No. 265334102	Page 2 of 12 Pages

1.	Names of Reporting Persons. BASSO SPAC FUND LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 734,398
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 734,398
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,398
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.01%
12.	Type of Reporting Person: OO

CUSIP No. 265334102	Page 3 of 12 Pages
1.	Names of Reporting Persons. BASSO MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 734,398
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 734,398
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,398
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.01%
12.	Type of Reporting Person: OO

CUSIP No. 265334102	Page 4 of 12 Pages
1.	Names of Reporting Persons. BASSO CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 734,398
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 734,398
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,398
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.01%
12.	Type of Reporting Person: IA, PN

CUSIP No. 265334102	Page 5 of 12 Pages
1.	Names of Reporting Persons. BASSO GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 734,398
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 734,398
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,398
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.01%
12.	Type of Reporting Person: OO, HC

CUSIP No. 265334102	Page 6 of 12 Pages
1.	Names of Reporting Persons. HOWARD I. FISCHER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 734,398
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 734,398
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,398
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.01%
12.	Type of Reporting Person: IN, HC

CUSIP No. 265334102	Page 7 of 12 Pages
Item 1(a).	Name of Issuer:

Dune Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

700 S. Rosemary Avenue, Suite 204, West Palm Beach, FL, 33401

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Basso SPAC Fund LLC (“Basso SPAC”);
ii)	Basso Management, LLC (“Basso Management”);
iii)	Basso Capital Management, L.P. (“BCM”);
iv)	Basso GP, LLC (“Basso GP”); and
v)	Howard I. Fischer (“Mr. Fischer”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Basso SPAC. Basso Management is the manager of Basso SPAC. BCM serves as the investment manager of Basso SPAC. Basso GP is the general partner of BCM. Mr. Fischer is the principal portfolio manager for Basso SPAC, the Chief Executive Officer and a Founding Managing Partner of BCM, and a member of each of Basso Management and Basso GP. Accordingly, each of Basso Management, BCM, Basso GP and Mr. Fischer may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1266 East Main Street, Fourth Floor, Stamford, Connecticut 06902.

Item 2(c).	Citizenship:

Each of Basso SPAC, Basso Management, and Basso GP is a Delaware limited liability company. BCM is a Delaware limited partnership. Mr. Fischer is a citizen of the United States.

CUSIP No. 265334102	Page 8 of 12 Pages
Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

265334102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of June 30, 2021, each of the Reporting Persons may be deemed the beneficial owner of 734,398 Shares. This amount excludes the rights to receive Shares (“Rights”) and warrants to purchase Shares (“Warrants”), if any, underlying any Units and/or held directly by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Rights or Warrants within 60 days.

CUSIP No. 265334102	Page 9 of 12 Pages
Item 4(b).	Percent of Class:

As of June 30, 2021, each of the Reporting Persons may be deemed the beneficial owner of approximately 8.01% of Shares outstanding. (There were 9,167,323 Shares outstanding as of May 28, 2021, according to the Issuer’s Form 10-Q, filed on June 21, 2021.)

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	734,398
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	734,398

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 265334102	Page 10 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASSO SPAC FUND LLC

By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO MANAGEMENT, LLC

By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

BASSO CAPITAL MANAGEMENT, L.P.

By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Founding Managing Partner

BASSO GP, LLC

By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER

/s/ Howard I. Fischer
July 1, 2021

CUSIP No. 265334102	Page 11 of 12 Pages
EXHIBIT INDEX
Ex.		Page No.

A	Joint Filing Agreement	11

CUSIP No. 265334102	Page 12 of 12 Pages
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Dune Acquisition Corp. dated as of July 1, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BASSO SPAC FUND LLC

By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO MANAGEMENT, LLC

By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

BASSO CAPITAL MANAGEMENT, L.P.

By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Founding Managing Partner

BASSO GP, LLC

By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER

/s/ Howard I. Fischer
July 1, 2021